September 26, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Daniel Crawford and Alan Campbell

Re:	Invest Green Acquisition Corporation

Registration Statement on Form S-1

Filed July 22, 2025

File No. 333-288875

Dear Mr. Crawford and Mr. Campbell:

On behalf of Invest Green Acquisition Corporation (the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 15, 2025 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 (File No. 333-288875) (the “Registration Statement”).

The Company is concurrently filing with the Commission this letter and Amendment No. 1 (the “Amendment No. 1”) to the Registration Statement, which reflects the Company’s responses to the comments received by the Staff and certain updated information. The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Please revise your cover page and where else you disclose that if you “seek shareholder approval for an extension, holders of public shares will be offered an opportunity to vote on the extension and to redeem their shares” to disclose whether they can redeem their shares regardless of whether they abstain, vote for or vote against the proposed extension.

Response: The Company has revised its disclosure on the cover page and pages 10, 26, 90, and 152 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Summary

Business Strategy, page 7

2.	Please revise under this heading where you discuss your acquisition strategy to also disclose, as you do on page 106, that you are focusing on completing a business combination with companies in the rare earth materials and nuclear energy industries.

Response: The Company has revised its disclosure on page 8 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Initial Business Combination, page 10

3.	Please revise to also disclose the amount of public shares sold in the IPO that would have to affirmatively vote for the business combination in order for it to be consummated.

Response: The Company has revised its disclosure on page 10 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Sponsor Information, page 13

4.	Please revise to disclose the experience of the SPAC sponsor, its affiliates and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates and the promoters are involved in other special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation S-K.

Response:  The Company acknowledges the Staff's comment and respectfully advises the Staff that none of its sponsor, its affiliates, or any promoters of the Company has experience with organizing any special purpose acquisition companies. The Company acknowledges that Mr. Eric Luo was an independent director nominee of a combined company as a result of the business combination between Ivanhoe Capital Acquisition Corp. and SES Holdings Pte. Ltd., however, Mr. Luo was not involved in organizing the special purpose acquisition company.

Risk Factors

We may not be able to complete an initial business combination because such initial business combination may be subject..., page 66

5.	Please revise to disclose whether your sponsor is, is controlled by, has any members who are or has substantial ties with, a non-U.S. person. If so, please also discuss how this fact could impact your ability to complete your initial business combination.

Response: The Company has revised its disclosure on pages 66 and 67 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Dilution, page 92

6.	It appears that the titles “Net proceeds from this offering and the sale of the private placement shares” and “Plus: Offering costs accrued for or paid in advance, excluded from tangible book value” have been reversed for the amounts presented in the respective line items. Please advise or revise.

Response: The Company has revised its disclosure on page 93 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Capitalization, page 94

7.	Please revise to provide footnotes which quantify and describe the adjustments that impacted your additional paid in capital and accumulated deficit balances.

Response: The Company has revised its disclosure on page 94 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Principal Shareholders, page 146

8.	Please revise to reflect the interests in the founder shares that will be transferred to Mssrs. Campbell and Krawchuk and your independent directors or advise.

Response: The Company has revised its disclosure on pages 146 and 147 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

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We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (561) 650-7951.

Sincerely,

GREENBERG TRAURIG, P.A.

By:	/s/ Tricia Branker, Esq.
Tricia Branker, Esq.

cc: Andrew McLean – Chief Executive Officer

Invest Green Acquisition Corporation

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